NEWS RELEASE

Media Contacts:  Christopher Ljungkull                 Daryn Teague
                 Legal Research Center                 Teague Communications
                 (800) 776-9377                        (661) 297-5292
                 crl@lrci.com                          teaguecomm@aol.com

Legal Research Center Announces
Record Third Quarter
As Revenues Increase by 77%

     Minneapolis - 4 November 99 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the third quarter ended September 30, 1999.

     For the quarter, revenues increased 77% to $1,214,160, compared to $684,531 for the third quarter of 1998. This represents the best quarterly performance ever for LRC and marked the second consecutive quarter revenues have exceeded $1 million.

     The company continued to show strong earnings growth in the third quarter. Net income for the third quarter was $257,725, or $.11 per share, compared to $101,808, or $.04 per share, for the third quarter of 1998. Moreover, LRC's actual EBITDA (earnings before interest, taxes, depreciation and amortization) was $282,660 for the quarter, or $.12 per share.

     LRC's year-to-date earnings through the end of the third quarter were at $580,797, or $.24 per share, compared to a loss of $68,068, or $.03 per share, during the same period last year.

     According to Christopher Ljungkull, chief executive officer of Minneapolis-based LRC, "This was another tremendous quarter for our company. Our sales continue to grow at unprecedented rates and our cost control initiatives are helping us limit the growth of expenses. We're far ahead of our budget forecasts for 1999 and we're optimistic that growth is sustainable over the next several quarters."

     "By concentrating our efforts on growing LRC's core business of legal research and writing services, and by leveraging the cost-efficiencies of new research technologies available over the Internet, we continue to realize steady improvement in our company's fiscal performance," said James Seidl, LRC's president. "Looking ahead to the

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fourth quarter, we have some exciting new business opportunities coming on board and we continue to believe that LRC's growth is sustainable into the next decade."

     Ljungkull noted that LRC was also successful in the third quarter with closing the sale of The Law Office and The CyberLaw Office to Arun Dube, LRC's chairman and the chief executive officer of The CyberLaw Office. Those two online assets were sold in exchange for $1.5 million in face value preferred stock in The CyberLaw Office, which is now entirely owned by Dube, and $1.5 million in warrants.

     Minneapolis-based Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Founded in 1978, LRC's work products include multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs, prepared by a staff of highly credentialed attorneys, carefully selected for their research, analytical, writing and client-service skills. LRC's research attorneys are honors graduates who have practiced law for at least two years, and many for over 20, in major law firms and corporate law departments throughout the United States.

LEGAL RESEARCH CENTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

                                             Three Months                    Nine Months
                                          Ended September 30,            Ended September 30,
                                      --------------------------    --------------------------
                                          1999           1998           1999           1998
                                      --------------------------    --------------------------
Revenues                              $ 1,214,160    $   684,531    $ 3,141,424    $ 1,579,084
Operating income (loss)                   250,172        102,222        569,384        (69,321)
Net income (loss)                     $   257,715    $   101,808    $   580,797    $   (68,068)
Net gain/loss per share               $      0.11    $      0.04    $      0.24    $     (0.03)
Weighted average common and common
  equivalent shares outstanding         2,441,093      2,287,633      2,441,093      2,287,633


CONDENSED CONSOLIDATED BALANCE SHEETS
                                                   (unaudited)
                                                  September 30,    December 31,
                                                      1999             1998
                                                   ----------       ----------
Current assets                                     $1,841,972       $  957,863
Furniture & equipment, net                             18,519           43,727
Other assets                                          205,146          282,695
  Total assets                                     $2,065,637       $1,284,285
Current liabilities                                $  333,620       $  145,857
Long-term liabilities                                 100,000          200,000
Stockholders' equity                                1,632,017          938,428
  Total liabilities and shareholders' equity       $2,065,637       $1,284,285